

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (212) 269-5420

February 25, 2011

Gerald R. Dinkel
Chief Executive Officer and Manager
Colt Defense LLC
Colt Finance Corp.
547 New Park Avenue
West Hartford, Connecticut 06110

> **Re: Colt Defense LLC and Colt Finance Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 11, 2011**
> **File No. 333-171547**

Dear Mr. Dinkel:

We have reviewed your registration statement and have the following comments.

General

1. Please refer to comment three in our letter dated February 1, 2011. Please file the supplemental letter on the EDGAR system.

Material Industry Trends and Uncertainties and Company Outlook, page 34

2. We have read your response to comment eight in our letter dated February 1, 2011. Please expand your discussion of the status of your contracts and sales of the M4 carbine and related products to provide specific, quantified information to enable an investor to see through the eyes of management and understand the potential impact of the expired contract and other events on future operations, expected trends, and differences between reported historical operating results and expectations for the future. It appears, at a minimum, a quantification of the amount of sales of the M4 carbine under the expired contracts, through foreign military sales, and through other contract vehicles during the reporting periods would be necessary to facilitate such an understanding.

Contractual Obligations and Commitments, page 46

3. Please provide us with a comprehensive discussion of your Industrial Cooperation Agreements, explaining the material terms, conditions, and quantitative information necessary for an understanding of your obligations, including:

- Please explain what you mean by a "net obligation of $27 million," with regard to your Industrial Cooperation Agreements. Describe what the obligation represents, how you arrived at the amount, and the nature and amounts of the individual items combined and netted to arrive at the amount.

- Quantify each major category of obligations outstanding at the latest balance sheet, e.g., obligations to purchase goods or services from a specific source, obligations for direct investment in the country, obligations to transfer manufacturing technology, etc. Quantify the amount of obligation that may be settled by transferring credits and the amount that must be fulfilled.

- Tell us the number of Industrial Cooperation Agreements and similar contracts and identify the foreign governments. Tell us the number of underlying sales contracts and provide an expanded discussion of how the sales contracts relate to the cooperation agreements.

- Define "offset obligations," as used in this disclosure. Provide us with a general understanding of the assumptions used to arrive at an accrual of $.1 million from a "net obligation" of $27 million.

- Your accrual is based on an "open market purchase for the balance of (your) outstanding obligations." Clarify whether the accrual of $.1 million at October 3, 2010, represents the cost of resolving all outstanding obligations by trading them to other parties holding credits, with the exception of obligations where the material purchase or other satisfaction has been planned and, if necessary, accrued. Explain how you have addressed obligations that cannot be traded and must be fulfilled.

Management, page 68

Officers and Members of Governing Board, page 68

4. We reissue comment 12 in our letter dated February 1, 2011. Please revise to provide information pursuant to Item 401(e) of Regulation S-K. Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of your business and structure.

Summary Compensation Table, page 75

5. We note your response to comment 13 in our letter dated February 1, 2011. In your next amendment, please update the Item 402 information to include compensation information for your last completed fiscal year. See Item 402(a)(3) of Regulation S-K. Please also file any employment agreement with Mr. Flaherty as an exhibit to the registration statement. See Item 601(b)(10)(iii)(A) of Regulation S-K.

The Exchange Offer, page 85

Terms of the Exchange Offer, page 85

6. We reissue comment 16 in our letter dated February 1, 2011. Please revise to state that you will issue the new notes promptly after expiration rather than after acceptance. See Securities Exchange Act of 1934 Rule 14e-1(c).

Material U.S. Federal Income Tax Considerations, page 145

7. We reissue comment 21 in our dated February 1, 2011. Please remove the disclaimer in the first sentence of the third paragraph of this subsection.

Financial Statements, page F-1

8. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Warranty Costs, page F-11

9. Please tell us the amount of the warranty reserve as of December 31, 2008, 2009, and September 30, 2010, associated with the specific warranty issue and the amount relieved in the fourth quarter of 2010. Given the insignificant amount of warranty repairs in the three years presented, it is not clear from your response how your estimate of warranty expense is based on past experience.

Consolidated Statements of Changes in Cash Flows for the Nine Months Ended October 3, 2010, and October 4, 2009, page F-31

10. We have read your response to comment 23 in our letter dated February 1, 2011. Please amend your filing to disclose cash paid for interest and income taxes during the interim periods. Refer to ASC 230-10-50-2. Rule 10-01(a)(5) discusses the omission of footnote disclosure that substantially duplicates disclosure in the latest annual financial statements. However, it does not appear the requested disclosure would represent such duplication. For example, the cash paid for interest could be useful disclosure for investors, given the issuance of the senior notes and repayment of existing debt in November 2009.

Index to Exhibits

11. We note that you have a number of exhibits that you plan to file by amendment, including the legal opinions, employment agreements and letter of transmittal. Please file these exhibits with your next amendment.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Jeffrey Grody
   General Counsel and Secretary
   547 New Park Avenue
   West Hartford, Connecticut 06110

   William J. Miller, Esq. (*Via facsimile 212/269-5420*)
   Cahill Gordon & Reindel LLP
   80 Pine Street
   New York, New York 10005